MASTER ADVISORY AND CONSULTING AGREEMENT

THIS MASTER ADVISORY AND CONSULTING SERVICES AGREEMENT (the "**Agreement**") is made this 8th day of February 2017 (the "**Effective Date**") by and between **LEVEL BRANDS, INC.**, a North Carolina corporation (the "**Company**") with its principal place of business located at 4521 Sharon Road, Suite 450, Charlotte, NC 28211, and **kathy ireland Worldwide LLC** (the "**Advisor**") with its principal offices located care of PO Box 1410, Rancho Mirage, CA 92270.

RECITALS

WHEREAS, the Company is a branding and marketing company.

WHEREAS, the Advisor has been providing advisory and consulting services to the Company in connection with the development of its Beauty & Pin-Ups brand ("**BPU**") as well as in connection with its overall business plan and strategic direction.

WHEREAS, Erik Sterling, Vice Chairman and Chief Financial Officer of the Advisor, is a member of the Company's Board of Directors.

WHEREAS, affiliates of the Advisor are minority owners of two of the Company's subsidiaries, I'M1, LLC, a California limited liability company ("**I'M1**"), and Encore Endeavor 1, LLC, a California limited liability, both of which affiliates of the Advisor were instrumental in conceptualizing and founding.

WHEREAS, I'M1 and the Advisor are the parties to that certain Wholesale License Agreement dated January 12, 2017 pursuant to which I'M1 was granted an exclusive royalty free license to certain marks, intellectual property and other rights.

WHEREAS, the Advisor is, and for many years has been, engaged in the creation, design, development, improvement and branding of various products and, by virtue of its many years in business and the excellence of its branded products, the Advisor has acquired a valuable reputation and goodwill for itself and its branded products.

WHEREAS, the Company desires to retain the Advisor to provide certain advisory and consulting services as hereinafter set forth in an effort to leverage those services in an effort to maximize the value of its brands.

WHEREAS, the Advisor desires to provide certain advisory and consulting services to the Company in accordance with the terms and conditions contained hereinafter.

NOW, THEREFORE, in consideration of the mutual promises set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. **Advisory Services**. During the Term of this Agreement, the Advisor is hereby retained by the Company on a non-exclusive basis to provide strategic advisory services (the "**Services**") to the Company to be mutually agreed to from time to time which are anticipated to

include: (i) Kathy Ireland will hold the non-executive designation of Chairman Emeritus and Chief Branding Advisor of the Company; (ii) provide reasonable input to the Company on various aspects of corporate strategies and branding; (iii) use its good faith efforts to introduce the Company to potential business contacts; (iv) provide the Company with direct access to the Advisor's in-house design team to assist the Company in designing and developing its brands; (v) provide the non-exclusive services of Jon Carrasco, Global Creative Director for the Advisor, to provide creative guidance for the Company's brand; and (vi) such additional services, access to Advisors personnel and resources and advice as may be mutually agreed upon by the parties. The services provided by Advisor and the availability of Ms. Ireland will, in all respects, be subject to the "Standard Terms and Conditions" set forth on Exhibit "A" attached hereto and incorporated herein by this reference and, in the event of any conflict between this Agreement and Exhibit "A", Exhibit "A" shall control. For the avoidance of doubt, any reference to Advisor or its affiliates by the Company or its affiliates, or any use of Advisor's or its affiliates' brand, name, use or likeness shall be subject to the prior written approval of Advisor (which may be withheld in its sole discretion) and further subject to the terms and conditions of Exhibit "A". If Company requests the Advisor to travel in connection with the rendering of any Services, Advisor shall be entitled to approve each such request (which approval may be withheld in the Advisor's sole discretion), and any arrangements for such travel will be pursuant to the terms and conditions of Exhibit "A".

2. **Term; Termination**. The Term of this Agreement shall commence on the Effective Date as set forth above and end on February 28, 2018, (the "**Expiration Date**"). Either party may terminate this Agreement in the event that the other party breaches or fails to perform any of its material obligations under this Agreement, or otherwise defaults in any of its material obligations under this Agreement, and such failure or default continues uncured for a period of thirty (30) days following written notice from the non-defaulting party (or if such breach, failure or default is not reasonably capable of cure without cost or liability to the non breaching party, then termination shall be effective immediately upon delivery of notice). The parties acknowledge and agree that each term and provision on Exhibit "A" is a material obligation of the Company under this Agreement.

3. **Compensation;**

(a) For all services rendered by the Advisor in any capacity required hereunder during the Term, the Advisor shall be entitled to receive $1.00 per month payable in accordance with the customary accounts payable practices of the Company (the "**Compensation**").

(b) The Advisor acknowledges and agrees that they shall be an independent contractor and the Advisor shall not be considered an "employee" of the Company, I'M1 and/or EE1 for any purpose. The Advisor shall be solely responsible for the payment of all foreign, federal, state and local sales taxes, use taxes, value added tax, withholding taxes, income tax, unemployment and workers' compensation insurance premiums, and similar taxes and charges of any kind with respect to his compensation and the Services provided under this Agreement.

4. **Expenses.** The Advisor shall be reimbursed for all out of pocket costs and expenses incurred by it in the performance of the Services hereunder subject to preapproval by

the Company. Should the Advisor be requested to travel on the Company's behalf, the Company shall pay all expenses in accordance with Exhibit "A".

5. **Return of Documents**. On termination of this Agreement or at any time upon the request of Company in writing, Advisor shall return to Company all documents, including all copies thereof, and all other property relating to the business of Company and/or its subsidiaries, including without limitation, the Confidential Information (as hereinafter defined), in its possession or control.

6. **Amendment or Assignment**. No modification, waiver, amendment, discharge or change of this Agreement shall be valid unless the same is evidenced by a written instrument, executed by the party against which such modification, waiver, amendment, discharge or change is sought. This Agreement is not assignable by the Advisor without the prior written consent of the Company, which such consent may not be forthcoming; provided, that for the avoidance of doubt, assignment by Advisor of one or more advisory services to its employees or affiliates shall not constitute a violation of this Agreement.

7. **Confidentiality.**

(a) In connection with the performance of the Services contemplated by this Agreement, the Advisor and its affiliates may gain access to Confidential Information (as hereinafter defined) of the Company. Confidential Information includes information communicated orally, in writing, by electronic or magnetic media, by visual observation, or by other means, and may be marked confidential or proprietary, or bear a marking of like import, or which the Company states to be confidential or proprietary, or which would logically be considered confidential or proprietary under circumstances of its disclosure known to Advisor. No rights or licenses to trademarks, inventions, copyrights, patents or any other intellectual property rights are implied or granted under this Agreement or by the conveying of Confidential Information to Advisor.

(b) The Advisor acknowledges and understands that: (i) Confidential Information provides the Company with a competitive advantage (or that could be used to the disadvantage of the Company by a competitor); (ii) the Company has a continuing interest in maintaining the confidentiality of Confidential Information; and (iii) the Company has a compelling business interest in preventing unfair competition stemming from the use or disclosure of Confidential Information.

(c) For purposes hereof, "**Confidential Information**" includes, but is not limited to, information pertaining to business plans, joint venture agreements, licensing agreements, financial information, contracts, customers, products, trade secrets, specifications, designs, plans, drawings, software, data, prototypes, processes, methods, research, development or other information relating to the business activities and operations of the Company.

(d) The Advisor agrees, and shall use reasonable efforts, to cause its controlled affiliates to agree, to keep Confidential Information confidential and, except as authorized by the Company, Advisor shall not, directly or indirectly, use Confidential Information for any reason except in a manner Advisor believes reasonable or appropriate to perform the Services under this

Agreement. The Advisor acknowledges that such Confidential Information could be deemed to be material non-public information that is not generally available to the public. The Advisor further acknowledges its understanding that federal securities laws strictly prohibit any individual or entity who obtains inside information, and has a duty not to disclose it such as the Advisor, from using the information in connection with the purchase or sale of securities, and Company shall advise Advisor whether information disclosed to it constitutes material, nonpublic information.

(e) The restrictions in subsection (d) of this Section shall not apply to any Confidential Information that: (i) is or becomes available to the public through no breach of this Agreement by Advisor; (ii) was previously known by Advisor or its affiliates; (iii) is received from a third party free to disclose such information without restriction; (iv) is independently developed by Advisor or its affiliates without the use of the Confidential Information; (v) is approved for release by written authorization of the Company or its affiliates; (vi) is required by law or regulation to be disclosed, but only to the extent and for the purposes of such required disclosure; or (vii) is disclosed in response to an order or request of a governmental agency, provided that Advisor notifies the Company of the order or request ten (10) days prior to disclosure and permits the Company to seek an appropriate protective order.

8. **Indemnity; Insurance.**

(a) Indemnity: The Company shall indemnify, defend, and hold Advisor and its affiliates harmless, at Company's own expense, from and against any and all losses, liability, obligations, damages, third-party claims, demands, causes of action, costs and expenses of whatever form or nature (each a "**Claim**" and collectively, "**Claims**"), including reasonable outside attorney's fees and other costs of legal defense, arising out of or related to: (i) the Advisor's rendering of Services under this Agreement; (ii) an actual or alleged breach of any of the representations, warranties or covenants of this Agreement by the Company; (iii) Company's negligence, willful misconduct, or willful misrepresentation; or (iv) any other act or omission by or attributable to Company in connection with this Agreement except to extent such indemnity is prohibited by law. Company shall give prompt written notice to the Advisor of any proposed settlement of any Claim. Company may not, without the Advisor's prior written consent, which the Advisor shall not unreasonably withhold, condition or delay, settle or compromise any claim or consent to the entry of any judgment regarding which indemnification is being sought hereunder unless such settlement, compromise or consent: (X) includes an unconditional release of the Advisor from all liability arising out of such claim; (Y) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Advisor; and (Z) does not contain any equitable order, judgment or term (other than the fact of payment or the amount of such payment) that in any manner affects, restrains or interferes with the business of the Advisor. Provided, however, that the indemnity agreement contained in this Section 9(a) shall not apply to any such losses, claims, related expenses, damages or liabilities arising out of gross negligence, willful misconduct or fraud of the Advisor, or a material breach of the Advisor's representations and warranties hereunder.

(b) Exculpation: Notwithstanding anything to the contrary herein, the Advisor shall, to the greatest extent permitted by law at the time this clause is construed, be exculpated from any liability whatsoever for any alleged abuse of discretion, tort, breach of fiduciary duty and/or

breach of trust caused by any act or omission in connection with this Agreement. As a consequence, the Advisor shall under no circumstances ever be held personally liable to any other person, firm or corporation for any damages directly or indirectly arising out of any act or omission committed in connection with this Agreement. This exculpation shall not, however, protect the Advisor from any liability for a breach of trust committed intentionally or in bad faith. Even if this Section 9(b) shall not protect the Advisor due to the foregoing sentence, in no event shall the Advisor ever be liable for any punitive or exemplary damages for any act or omission committed in connection with this Agreement hereunder regardless of whether such act or omission constituted an act committed intentionally or in bad faith.

(c) Insurance: The Company has procured, and shall continue to maintain, policies of director and officer insurance that provides to the same coverage to Advisor and its affiliates as is provided to any officer and director of the Company which policies shall provide, at a minimum, the coverage set forth on Exhibit "C" attached hereto and incorporated herein by this reference.

9. **Waiver**. Unless agreed in writing, the failure of either party, at any time, to require performance by the other of any provisions hereunder shall not affect its right thereafter to enforce the same, nor shall a waiver by either party of any breach of any provision hereof be taken or held to be a waiver of any other preceding or succeeding breach of any term or provision of this Agreement. No extension of time for the performance of any obligation or act shall be deemed to be an extension of time for the performance of any other obligation or act hereunder.

10. **Notices**. All notices, demands or other communications given hereunder shall be in writing and shall be deemed to have been duly given on the day when delivered in person or transmitted by confirmed facsimile transmission or on the third (3rd) calendar day after being mailed by United States registered or certified mail, return receipt requested, postage prepaid, to the addresses hereinabove first mentioned or to such other address as any party hereto shall designate to the other for such purpose in the manner herein set forth.

11. **Entire Agreement**. This Agreement contains all of the understandings and agreements of the parties with respect to the subject matter discussed herein. All prior agreements, whether written or oral, are merged herein and shall be of no force or effect.

12. **Survival**. Any termination of this Agreement shall not, however, affect the ongoing provisions of this Agreement which shall survive such termination in accordance with their terms.

13. **Severability**. The invalidity, illegality or unenforceability of any provision or provisions of this Agreement will not affect any other provision of this Agreement, which will remain in full force and effect, nor will the invalidity, illegality or unenforceability of a portion of any provision of this Agreement affect the balance of such provision. In the event that any one or more of the provisions contained in this Agreement or any portion thereof shall for any reason be held to be invalid, illegal or unenforceable in any respect, this Agreement shall be reformed, construed and enforced as if such invalid, illegal or unenforceable provision had never been contained herein.

14. **Governing Law**. This Agreement shall become valid when executed and accepted by Company. This Agreement shall be construed in accordance with the laws of the State of California, without an application of the principles of conflicts of laws. Anything in this Agreement to the contrary notwithstanding, the Advisor shall conduct the Advisor's business in a lawful manner and faithfully comply with applicable laws or regulations of the state, city or other political subdivision in which the Advisor is located.

15. **Enforcement**. Any suit, action or proceeding with respect to this Agreement shall be brought in the state or federal courts located in Los Angeles County in the State of California. The parties hereto hereby accept the exclusive jurisdiction and venue of those courts for the purpose of any such suit, action or proceeding. The parties hereto hereby irrevocably waive, to the fullest extent permitted by law, any objection that any of them may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any judgment entered by any court in respect thereof brought in Los Angeles County, California, and hereby further irrevocably waive any claim that any suit, action or proceeding brought in Los Angeles County, California has been brought in an inconvenient form.

16. **Binding Nature, No Third Party Beneficiary**. The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties, and their respective successors and assigns.

17. **Counterparts**. This Agreement may be executed in any number of counterparts, including facsimile signatures which shall be deemed as original signatures. All executed counterparts shall constitute one agreement, notwithstanding that all signatories are not signatories to the original or the same counterpart.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE COMPANY

LEVEL BRANDS, INC.

By: [signature]
Mark Elliott, Chief Financial Officer

kathy ireland Worldwide LLC

By: Stephen Roseberry [signature]
President & CMO

EXHIBIT "A"

kathy ireland Worldwide LLC

Standard Terms & Conditions

1. Likeness & Promotional Materials

1.1.1. Company acknowledges the good reputation of Ms. Ireland and the Advisor (collectively the "**Advisor**"), and further acknowledges that all uses of the Advisor's name, photographic image, and non-photographic likeness manufactured, distributed, and/or exploited by Company (collectively "**Likenesses**") will be utilized in such a manner as to enhance the reputation and recognition of the Advisor to the mutual benefit of the Parties and shall be subject advanced approval by the Advisor as provided hereunder. The quality of each Likeness shall be suitable for the use for which they are intended.

1.1.2. All Likenesses developed hereunder, and all brochures, publications, printed matter, advertising, signs, promotional displays, websites, webpages, video and sound recordings, online social media pages (hereinafter the "**Promotional Materials**") and other forms of advertising, promotional, and/or publicity material in connection with the Services, shall be subject to the Advisor's written approval in advance of use, distribution, marketing or sale. Without cost to the Advisor, Company shall submit to the Advisor for its inspection and approval, at least three (3) samples of each Likeness and/or Promotional Material prior to any use, marketing, advertising, sale or other distribution to the public (each a "**Sample**"). In lieu of submitting three (3) Samples of the Likenesses and/or Promotional Materials under this Paragraph, Company may submit either a computer diskette or e-mail attachment containing a depiction of one (1) Sample for the Advisor's inspection and approval. The Advisor's representative, or any duly authorized representative of the Advisor designated by it in writing, shall have FIFTEEN (15) BUSINESS DAYS from the Advisor's confirmed receipt of the supplied Samples to approve or reject in writing such samples. If any such time period lapses without Company receiving express written approval or rejection of the supplied Samples, the Samples will be deemed approved by the Advisor, provided that copies of all correspondence accompanying the Samples are submitted or sent to the Advisor's counsel in accordance with the notice provisions of Section 3 of this Exhibit "A". Company shall not distribute, market and/or exploit any Likeness or Promotional Material until Company has received the Advisor's written approval of the Sample.

1.1.3. All materials submitted for approval to the Advisor in a language other than English will be accompanied by a complete and accurate English translation.

1.1.4. In addition to the standards required above, Company acknowledges the great value of the goodwill associated with Ms. Ireland and the worldwide recognition thereof, and Company agrees that it will not use the Likenesses or Promotional Material in any manner which, directly or indirectly, would demean, ridicule or

otherwise tarnish the reputation or image of the Advisor or Ms. Ireland. Without limiting the foregoing, (i) all Likenesses and Promotional Materials shall in all respects be manufactured, marketed and distributed in a manner consistent with the high quality standards and image of the Advisor, and (ii) Company shall not permit the manufacture, marketing or distribution of any Promotional Material or any other material in connection with the rendering of Services that represents, depicts or promotes (a) the glorification of violence, including but not limited to any representations of gang- or terrorist-related imagery, firearms or explosive devices, (b) sexual activities, including but not limited to any representations of body parts or sex toys, (c) religious beliefs, including but not limited to any religious iconography or any image commonly associated with any religious organization or cult, (d) any political content, (e) tobacco, alcohol or drug use, or (f) personal hygiene.

2. **Travel & Expenses**. If the Advisor elects to travel in connection with the rendering of Services as provided in Section 1 of the Agreement, all travel, lodging, meals, and related incidental expenses incurred by the Advisor and by all traveling companions the Advisor reasonably requires for any personal appearances provided in this Agreement shall be paid by Company. The Advisor and the traveling companions she reasonably requires shall either travel via private plane or first class air and with portal-to-portal SUV ground transportation. If private plane travel is used, Company shall pay the round trip fuel costs and landing fees for the relevant flight, and if airline travel is used, then Company shall pay for first class air travel. The Advisor and the traveling companions the Advisor reasonably requires shall be lodged in first class hotel accommodations (i.e., a 5-star or comparable with suite amenities and accommodations), and each shall be provided with all meals in connection with such appearances. Company and the Advisor acknowledge that it will be appropriate to establish a budget in advance of any such travel approved by the Advisor and takes into account the Advisor's comfort, support and other reasonable needs and those of her travelling companions. All travel and expenses shall be subject to preapproval by the Company.

3. **Recording & Filming**. Except as provided herein, under no circumstance shall any recording be made by Company in any manner whatsoever, whether on video or audio tape, film, celluloid, and/or by any other means possible, of the Advisor in connection with any appearance provided under this Agreement or otherwise, including without limitation all personal appearances and photo sessions, without the prior written approval of the Advisor. Should the Advisor approve any such recording of any appearance in connection herewith, said recording shall be contracted for under "work for hire" provisions and all rights, including the copyright, related to said recording, shall belong solely to the Advisor and are hereby assigned to the Advisor. If Company uses the services of anyone other than its employees to make any such recording, Company shall obtain written assignments to the Advisor of all copyright and other rights in any recordings, negatives, or any other materials bearing the Advisor's image and/or voice. It is further agreed that any such recording of the Advisor, which Company desires to use for any purpose whatsoever, shall be submitted to the Advisor for its absolute written approval prior to any use thereof. In

addition to approving the recording itself, the intended use must also be approved in writing by the Advisor prior to any use thereof. Company further agrees to pay the Advisor's Screen Actors Guild union costs (including applicable scale compensation and pension, health, and welfare benefits based thereon) that are attributable to the Advisor directly in connection with her work for or with Company and her paid broadcasts in any media.

4. **Good Will**. Company recognizes the great value of the good will associated with the Advisor's name and likeness and, consistent with its general operations, will take all commercially reasonable steps to enhance the reputation of the Advisor and the good will.

5. **Consultation**. The Advisor and Company agree to have meaningful consultation with each other regularly throughout the term of this Agreement and any renewal or extension thereof. The parties agree that the purpose of the consultation will be to discuss methods and strategies to develop, promote, and expand the Kathy Ireland brand and image for the mutual benefit of Company and the Services contemplated hereunder. To attain this mutual goal, the Advisor or its designees agrees to meet in person from time to time as may be reasonably appropriate throughout the calendar year in conformity with mutually agreed upon schedules to discuss the Services and to solicit input and ideas from the Advisor or its designees. The Advisor acknowledges that Company or a parent of Company may be required or may deem it appropriate to issue press releases relating to periodic developments and the Advisor agrees that it will either approve or disapprove any such press release containing references to the Services or Ms. Kathy Ireland, provided that (a) the Advisor shall deliver its suggestions, corrections or other comments to Company regarding the press release with in one business day of receipt; (b) both Company and the Advisor Company shall diligently thereafter work together to assure a final version of the press release within the five (5) business days following submission to and receipt by the Advisor; and (c) if Company has made the requested corrections or changes agreed upon or if not otherwise disapproved in writing shall be deemed approved at the end of seven (7) business days following the initial submission to and receipt by the Advisor. Any disapproval from the Advisor shall he accompanied by constructive requests for changes to be made in order for approvals to be given.

6. **Preferred Vendors**. The parties further agree that the Advisor may from time to time recommend sub-contractors, vendors, and/or manufacturers to Company that Company will consider in good faith. Company will use commercially reasonable efforts to use the sub-contractors, vendors, and/or manufacturers suggested by the Advisor.

7. **Notices**. Any notice, communication, statement, payment, or legal service of process required or permitted under this Agreement shall be in writing and shall be effective when hand delivered; or on the date when the notice, communication, statement, payment, or legal service of process is transmitted by confirmed electronic facsimile (with a confirmation copy sent by mail); or the day after the notice, communication, statement, payment, or legal service of process is sent by reputable overnight air

courier service (e.g., Federal Express). All such communications shall be sent to the Parties at the notice addresses listed below or to such other persons and the Parties to each other may designate notice addresses as in writing.

If to the Advisor:	kathy ireland Worldwide PO Box #1410 Rancho Mirage, CA 92270 Facsimile: 310 557-1722 Attention: Erik Sterling Email: esterling@sterlingwinters.com
With a copy to:	Mr. Tom Hoberman Hansen, Jacobson, Teller, Hoberman, Newman, Warren and Richmond. 450 North Roxbury Dr. Beverly Hills, CA. 90210 FAX: 310) 550-5220 Email: tt@hjth.com
With a second copy to:	Mr. David Sands Sheppard Mullin Richter & Hampton LLP 333 S. Hope Street. 42nd Floor Los Angeles, CA 90071 FAX: 213.443.2743 Email: dsands@sheppardmullin.com
If to Company:	Level Brands, Inc. 4521 Sharon Road, Suite 470 Charlotte, NC 28211 Attention: Mark Elliott, Chief Financial Officer FAX: ______________ Email: mark@levelbrands.com
with a copy to:	Pearlman Law Group LLP 2200 Corporate Boulevard N.W. Suite 210 Boca Raton, FL 33431 Attention: Brian A. Pearlman, Esq. FAX: (561) 36209612 Email: brian@pslawgroup.net

8. **No Relationship**. The Advisor is an independent contractor. Nothing contained herein shall be deemed to create an agency, joint venture, franchise, or partnership relation between the parties, and neither party shall so hold itself out. Company shall

have no right to obligate or bind the Advisor in any manner whatsoever, and nothing contained in this Agreement shall give, or is intended to give, any rights of any kind to any third person(s).

9. **Equitable Relief**. The parties acknowledge that the subject matter of this Agreement relates to services and rights, which are extraordinary and unique and which cannot be replaced or adequately compensated in money damages, and any breach by Company of the terms and conditions of this Exhibit "A" will cause irreparable injury to the Advisor.

10. **Protection**. Company agrees that during the term of this Agreement, or thereafter, it will not register or attempt to register any of trademarks, copyrights, or patents including or incorporating any aspect of the Advisor's name, likeness, or trademarks, nor will Company form or incorporate any entity under a name that includes such name, likeness, or trademarks. Company will not attack the title or any rights of the Advisor in and to any trademarks registered or controlled by the Advisor or attack the validity of this Agreement and further acknowledges the goodwill inherent to the Advisor's name, likeness, and related trademarks.

<u>EXHIBIT C</u>

kathy ireland Worldwide LLC

REQUIRED INSURANCE CERTIFICATE

Under Description of Operations state the following:

Certificate Holder Kathy Ireland, kathy ireland Worldwide, kathy ireland LLC, The Sterling/Winters Company, ACDC, LLC, Jardin du Jour, LLC and Moretz Marketing LLC, its partners, subsidiaries, affiliates; their directors, officers and employees are named additional insured with regards to liability arising out of operations of the named insured.

The Certificate Holder should be listed as:

kathy ireland Worldwide
PO Box #1410
Rancho Mirage, CA, 92270

Send copies of Certificate to:

kathy ireland Worldwide
Erik Sterling
FinancialCommittee@sterlingwinters.com

Mitchka Lyonnais
mlyonnais@mmibi.com
Momentous Insurance Brokerage, Inc.